

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2011

Via E-mail
Ashish Badjatia, CEO
India Ecommerce Corporation
5540 Fifth Avenue #18
Pittsburgh, PA 15232

     Re: **India Ecommerce Corporation**
              Amendment No. 3 to Registration Statement on Form S-1
              Filed December 14, 2011
              File No. 333-124889

Dear Mr. Badjatia:

We have reviewed your amended registration statement and have the following comments. Prior comments refer to those in our letter dated November 10, 2011.

General

1.   We note your response to prior comment one. Based on your current disclosure, it remains unclear to us how you reasonably anticipate carrying out the business plan described in the prospectus given the lack of detail and clarity in your disclosure about your plans for, and ability to obtain, additional financing. We direct your attention again to Securities Act Release No. 33-6932 (April 13, 1992), specifically Section II.A, in which the Commission stated that it would "scrutinize . . . offerings for attempts to create the appearance that the registrant . . . has a specific business plan, in an effort to avoid the application of Rule 419." Please either revise your registration statement and the terms of your offering to comply with Rule 419 or provide us with a detailed analysis as to why you believe your transaction is not within the scope of Rule 419.

2.   In your business plan filed with your response letter dated December 14, 2011, you indicate that you benefit greatly from the advice of your Board of Advisors. Please discuss this board in your prospectus. For example, identify each member of the board, explain why you selected each member to serve on the board, discuss the procedures under which the board advises you and the types of advice the board provides you. Alternatively, tell us why such disclosure would not be material to investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Timeline, page 12

3.   You indicate that you will require a minimum of $1,200,000 to implement your business plan through August 31, 2013. In addition to providing information about your

anticipated activities assuming you raise 100% of the necessary funding, revise your timeline to disclose what steps you expect to complete through August 31, 2013 if you raise 75%, 50%, 25% and 10% of the required funding.

Description of Business

Traditional Ecommerce Websites, page 18

4.   We note the links to websites currently under development included in this section. Please clarify in the prospectus whether these websites are being developed by the company or are examples of the types of websites you plan to develop. We note that the websites appear to have been created by Covetus LLC, a company founded by Mr. Gangwal, one of your directors. Please clarify the relationship between the company and Covetus LLC, including whether you have any agreements related to the development of specific websites.

Security Ownership of Certain Beneficial Owners and Management, page 21

5.   Please explain why the shares owned by Shaboom Media are included in the number of shares owned by all of your directors and officers as a group.

Selling Stockholders, page 24

6.   Revise the disclosure in this section to describe the transactions pursuant to which each selling stockholder acquired its shares and indicate the dates on which each transaction took place.

Recent Sales of Unregistered Securities, page 30

7.   We note the statement at the end of this section that "the individuals and entities to whom we issued securities as indicated in this section are unaffiliated with us." You issued 24,500,000 shares of your common stock in the transactions identified in this section which, according to the disclosure on page 22, is the total number of your shares outstanding. As your two directors own 14,430,000 shares of your common stock, it appears that they must have participated in at least one of the transactions discussed in this section. Please advise. Also, in your response letter, identify the names of the accredited investors who purchased shares of your common stock in your March 31, 2011 private placement and file any agreements utilized in connection with this private placement as exhibits to your registration statement. Refer to Item 601(b)(4) of Regulation S-K. Finally, although you are relying in part on Rule 506 of Regulation D for the transactions disclosed in this section, it does not appear that you filed notifications on Form D with respect to any of the transactions. Please advise.

Notes to the Unaudited Financial Statements September 30, 2011

Note 8. Subsequent Events, page F-20

8.   Your disclosure indicates that the balance sheet date is December 6, 2011. Your
        evaluation should include all events or transactions that occur after the balance sheet date
        but before the financial statements are issued. Refer to ASC 855-10-50. Please revise.

        If you have any questions regarding these comments, please contact me at (202) 551-3456.
If you need additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at
(202) 551-3730.

                                            Sincerely,

                                            /s/ Matthew Crispino

                                            Matthew Crispino
                                            Staff Attorney

cc: Via E-mail
        Frank C. Bauman, Esq.
        Rosenfeld & Rinato